Exhibit 8.1

Subsidiaries of Pharvaris N.V.
Subsidiary	Jurisdiction
Pharvaris Holdings B.V.	The Netherlands
Pharvaris Netherlands B.V.	The Netherlands
Pharvaris GmbH	Zug, Switzerland
Pharvaris, Inc.	Delaware, United States of America
Pharvaris Pharmaceuticals, Inc.	Delaware, United States of America